SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)
OPTION CARE, INC.

(Name of Subject Company)
OPTION CARE, INC.

(Name of Person Filing Statement)
COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)
683948103

(CUSIP Number of Class of Securities)
Joseph Bonaccorsi
Senior Vice President, Secretary and General Counsel
Option Care, Inc.
485 Half Day Road, Suite 300
Buffalo Grove, IL 60089
(847) 465-2100
(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)
Copies to:
Donald Figliulo, Esq.
Bryan Cave LLP
161 North Clark Street
Suite 4300
Chicago, IL 60601
(312) 602-5000
☐    Check the box if the filing relates to preliminary communications made before the commencement date of a tender offer.

     This Amendment No. 2 to Schedule 14D-9 amends and supplements the Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (“Schedule 14D-9”) initially filed by Option Care, Inc., a Delaware corporation (the “Company”), on July 17, 2007, as amended by Amendment No. 1 to the Schedule 14D-9 filed with the SEC by the Company on July 20, 2007, relating to the tender offer commenced by Walgreen Co., an Illinois corporation (“Walgreens”), through its wholly-owned subsidiary, Bison Acquisition Sub Inc., a Delaware corporation (“Purchaser”), to acquire all of the outstanding shares of common stock of the Company in exchange for $19.50 net to the sellers in cash, without interest, per share, upon the terms and subject to the conditions of the Merger Agreement as described in the Offer to Purchase and in the related Letter of Transmittal, which were filed as Exhibits in the Schedule TO filed by Walgreens and Purchaser with the SEC on July 17, 2007. Capitalized terms used but not otherwise defined shall have the meanings ascribed to them in the Schedule 14D-9.
     Except as otherwise indicated herein, the information set forth in the Schedule 14D-9 remains unchanged.
ITEM 8. ADDITIONAL INFORMATION
     Item 8 is hereby amended and supplemented as follows:
     At 12:00 midnight, New York City time, on August 13, 2007, the Offer expired. Based upon a preliminary count, the depositary for the Offer has advised that there were tendered and not withdrawn 31,151,265 Shares as of the expiration of the Offer (the “Tendered Shares”). The Tendered Shares represent approximately 89.7 percent of the total outstanding Shares. Additional Shares were guaranteed to be delivered within the next three days which, if added to the Tendered Shares, would represent in excess of 90 percent of the total outstanding Shares. Purchaser has accepted for payment all Shares that were validly tendered and not withdrawn in accordance with the terms of the tender offer.
     On August 14, 2007, Purchaser commenced a subsequent offering period for all remaining untendered Shares that will expire at 5:00 p.m., New York City time on Friday, August 17, 2007, unless extended. During this subsequent offering period, Company stockholders who did not previously tender their Shares into the offer may do so and will promptly receive the same $19.50 per Share cash consideration paid during the initial offering period. No withdrawal rights will apply to any Shares tendered during the subsequent offering period.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OPTION CARE, INC.
By:	/s/ Joseph Bonaccorsi
	Name:	Joseph Bonaccorsi
	Title:	Secretary

Dated: August 14, 2007

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